UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

Financial results for the Six Months Ended June 30, 2020

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended 30 June 2020

Index to unaudited interim condensed consolidated financial statements

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

For the period ended 30 June 2020

		Six-month	Six-month
		period ended	period ended
		30 June	30 June
	Notes	2020	2019
		USD	USD

Revenue	3	22,893,875	22,042,687
Direct costs		(6,146,872)	(4,955,436)

GROSS PROFIT		16,747,003	17,087,251

General and administrative expenses		(2,696,346)	(1,236,507)
Finance costs		(3,370,988)	(3,412,843)
Changes in fair value of derivative financial instruments		179,758	(484,603)
Changes in fair value of derivative warrant liability	7	5,307,225	-

NET PROFIT		16,166,652	11,953,298

Other comprehensive income		-	-

PROFIT AND TOTAL COMPREHENSIVE INCOME FOR THE PERIOD		16,166,652	11,953,298

Earnings per share attributable to the ordinary shareholders of the Group:

Basic and diluted earnings per share (cents)		0.184	0.20

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

			(Restated)
		At 30 June	At 31 December
	Notes	2020	2019
		USD	USD

ASSETS
Non-current assets
Property, plant and equipment	4	296,697,923	263,228,588
Advances to contractors		10,033,223	21,664,764

		306,731,146	284,893,352

Current assets
Inventories		289,928	179,644
Trade and other receivables		11,051,701	2,348,693
Bank balances and cash	5	1,093,883	19,830,771

		12,435,512	22,359,108

TOTAL ASSETS		319,166,658	307,252,460

EQUITY AND LIABILITIES
Equity
Share capital	6	8,801	8,804
Share premium	6	101,777,058	101,775,834
Shareholders’ accounts	11	71,017,815	71,017,815
General reserve	8	680,643	680,643
Accumulated losses		(47,900,029)	(64,066,681)

Total equity		125,584,288	109,416,415

Liabilities
Non-current liabilities
Term loans	9	69,649,588	74,160,950
Lease liability	10	28,884,925	28,624,259
Provisions		29,692	13,941

		98,564,205	102,799,150

Current liabilities
Derivative warrant liability	7	10,402,161	15,709,460
Term loans	9	16,800,989	14,539,187
Accounts payable, accruals and other payables		63,120,303	61,115,121
Derivative financial instruments		1,338,491	1,518,249
Lease liability	10	3,356,221	2,154,878

		95,018,165	95,036,895

Total liabilities		193,582,370	197,836,045

TOTAL EQUITY AND LIABILITIES		319,166,658	307,252,460

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the period ended 30 June 2020

						Accumulated
						(losses)/
	Share	Share	(Restated)	Shareholders’	General	retained
	capital	premium	Warrants	account	reserve	earnings	Total equity
	USD	USD	USD	USD	USD	USD	USD

At 1 January 2019	8,000	1,353,285	-	47,717,763	680,643	11,218,242	60,977,933
Net contribution from the shareholders	-	-	-	32,646,179	-	-	32,646,179
Profit for the period	-	-	-	-	-	11,953,298	11,953,298

Balance at 30 June 2019 (restated)	8,000	1,353,285	-	80,363,942	680,643	23,171,540	105,577,410

Balance at 1 January 2020 (restated)	8,804	101,775,834	-	71,017,815	680,643	(64,066,681)	109,416,415

Shares issuance in connection with a merger	(3)	-	-	-	-	-	(3)
Exercise of 100 warrants in 100 ordinary shares	0.01	1,224	-	-	-	-	1,224
Loss for the period	-	-	-	-	-	16,166,652	16,166,652

Balance at 30 June 2020	8,801	101,777,058	-	71,017,815	680,643	(47,900,029)	125,584,288

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Brooge Energy Limited

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

For the period ended 30 June 2020

		Six-month	Six-month
		period ended	period ended
		30 June	30 June
	Notes	2020	2019
		USD	USD

OPERATING ACTIVITIES
Profit for the period		16,166,652	11,953,298

Adjustments to reconcile net profit to net cash generated from (used in) operating activities:
Depreciation	4	2,991,831	2,899,881
Finance costs		3,370,988	3,412,843
Net changes in fair value of derivative financial instruments		(179,758)	484,603
Net changes in fair value of derivative warrant liability	7	(5,307,225)	-

		17,042,488	18,750,625
Working capital changes:
Increase in inventories		(110,284)	(27,940)
Increase in trade and other receivables		(8,703,008)	(2,490,335)
Increase in provisions		15,751	3,218
Increase in accounts payable, accruals and other payables		(3,951,185)	3,306,754

Net cash flows from operating activities		4,293,762	19,542,322

INVESTING ACTIVITIES
Advances paid to contractors		-	(29,377,827)
Purchase of property, plant and equipment		(16,380,142)	(8,869,454)

Net cash used in investing activities		(16,380,142)	(38,247,281)

FINANCING ACTIVITIES
Repayment of term loans		(2,510,993)	(2,272,589)
Interest paid on term loans		(4,140,665)	(140,077)
Proceeds from exercise of warrants		1,150	-
Payment of lease liability		-	-
Net contribution from the shareholders		-	31,557,151

Net cash flows (used in) from financing activities		(6,650,508)	29,144,485

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(18,736,888)	10,439,526

Cash and cash equivalents at 1 January		19,830,771	(3,707,697)

CASH AND CASH EQUIVALENTS AT 30 JUNE	5	1,093,883	6,731,829

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

1	ACTIVITIES

Brooge Energy Limited (the “Company” and together with its subsidiaries the “Group”) formerly known as Brooge Holdings Limited, is a company with limited liability registered as an exempted company in the Cayman Islands. The Company and its subsidiaries are collectively referred to as the “Group”. The registered office of the Company is at P.O Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company’s principal executive office is located at P.O Box 50170, Al-Sodah, Khorr Fakkan Road, Fujairah, United Arab Emirates (“UAE”).

On 07 April 2020, the Company changed its name from Brooge Holdings Limited to Brooge Energy Limited.

The Group provides oil storage and related services at the Port of Fujairah in the Emirate of Fujairah in the UAE. The Group currently operates phase 1, comprising 14 tanks of total capacity of 399,324 cubic meters (“cbm”), fully operational for storage and other ancillary processes of clean oil. The Group’s phase 2 is under construction, which will comprise 8 tanks of total capacity of 600,000 cbm for storage and other ancillary services of crude oil.

Brooge Energy Limited was incorporated on 12 April 2019 for the sole purpose of consummating the business combination described further below. On 15 April 2019, Brooge Petroleum and Gas Investment Company FZE (“BPGIC FZE”) now a subsidiary, entered into a business combination agreement with Twelve Seas Investment Company (“Twelve Seas”), a company listed on National Association of Securities Dealers Automated Quotations (“NASDAQ”), the Company and BPGIC FZE’s shareholders. On 10 May 2019, BPGIC PLC became party to the business combination agreement by execution of a joinder thereto.

The business combination was accounted for as a reverse acquisition in accordance with the International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board (“IASB”) as disclosed in note 14. Under this method of accounting, Brooge Energy and Twelve Seas are treated as the “acquired” companies. This determination was primarily based on BPGIC FZE comprising the ongoing operations of the combined companies, BPGIC FZE’s senior management comprising the senior management of the combined company, and BPGIC FZE’s stockholders having a majority of the voting power of the combined company. For accounting purposes, BPGIC FZE is deemed to be the accounting acquirer in the transaction and, consequently, the transaction is treated as a recapitalization of BPGIC FZE. Accordingly, the consolidated assets, liabilities and results of operations of BPGIC FZE are the historical financial statements of the combined company, and Brooge Energy and Twelve Sea’s assets, liabilities and results of operations are consolidated with BPGIC FZE beginning on the acquisition date.

As a result of the above transaction, the Company became the ultimate parent of BPGIC FZE and Twelve Seas on 20 December 2019, being the acquisition date. The Company’s common stock and warrants are traded on the NASDAQ Capital Market under the ticker symbols BROG and BROGW, respectively. Upon the closing of business combination, Twelve seas changed its name to ‘BPGIC International’.

The consolidated financial statements of the Group for the year ended 31 December 2019 were prepared as a continuation of the financial statements of BPGIC FZE, the acquirer, and retroactively adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited). The comparative financial years included therein were derived from the consolidated financial statements of BPGIC FZE as adjusted to reflect the legal capital of the legal parent/acquiree (Brooge Energy Limited).

The interim condensed consolidated financial statements of the Group were authorised for issue by the Board of Directors on 25 November 2020.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

2.1	RESTATEMENT OF PRIOR PERIOD COMPARATIVES FOR CORRECTION OF ACCOUNTING FOR WARRANTS

As described in Note 14, the business combination completed on 20 December 2019 resulted in the issuance of warrants, exercisable for a period of five years from the date of the business combination at an exercise price of USD 11.5 per warrant. The warrant holders may elect, in lieu of exercising the warrants for cash, a cashless exercise option to receive common shares if there is no effective registration statement registering the warrant shares on the 90th day after the completion of the Group’s initial business combination, and during any other period when the Group shall fail to have maintained an effective registration statement covering the ordinary shares issuable upon exercise of the warrants. The Group shall issue to the warrant holders the number of warrant shares determined as follows:

X = Y [(A-B)/A]

where:

X = the number of warrant shares to be issued to the Holder.

Y = the number of warrant shares with respect to which this warrant is being exercised.

A = the fair market value of one ordinary share.

B = the warrant price.

If the warrant holders exercise this option, there will be variability in the number of shares issued per warrant.

Subsequent to the issuance of the Group’s 2019 financial statements, management have reassessed the accounting treatment of the issued warrants. Previously, these warrants were accounted for as equity in the Statement of Financial Position.

The Group has reassessed that the maintenance of an effective registration statement is a matter not wholly within the control of the Group and therefore the warrants contain a feature that may lead to the issuance of a variable number of shares. In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the Statement of Comprehensive Income at each reporting date. The derivative liability will ultimately be converted in the Group’s equity (ordinary shares) when the warrants are exercised or will be extinguished upon the expiry of the outstanding warrants and will not result in the outlay of any cash by the Group.

In the original accounting determination, the estimated fair value of the warrants was recorded in equity at USD 16,983,200. At initial recognition, the Group should have recorded the estimated fair value of the warrants as a derivative warrant liability at the same amount. In addition, at 31 December 2019, based on the trading price of the warrants at that time, the Group should have adjusted the estimated fair value of the derivative warrant liability to USD 15,709,460, resulting in a gain on revaluation of derivative warrant liability in “Changes in fair value of derivative warrant liability” of USD 1,273,740.

The above reassessment has resulted in a revision of prior period comparatives for restatement of our previous accounting for warrants.

The warrants have been reclassified from equity to liabilities. The correction of this error resulted in a decrease in equity by USD 16,983,200 and increase in liabilities with the same amount.

On 31 December 2019, a fair value gain of USD 1,273,740 was also recognised in the Statement of Comprehensive Income in the restated financial statements with a consequent decrease in the amount of the accumulated losses in equity. Basic and diluted earnings per share for the prior year were also restated. The amount of the correction for basic and diluted earnings per share was a decrease of USD 0.01 per share respectively. There was no impact on the statement of comprehensive income for the period ended 30 June 2019.

There was no impact on cash from operating, financing or investing activities in the statement of cashflows for the year ended 31 December 2019 and six-month period ended 30 June 2020.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

2.1	RESTATEMENT OF PRIOR PERIOD COMPARATIVES FOR CORRECTION OF ACCOUNTING FOR WARRANTS (continued)

	As previously reported 31 December	Restatement adjustments 31 December	Restated 31 December
	2019	2019	2019
	USD	USD	USD
STATEMENT OF FINANCIAL POSITION
Warrants	16,983,20 0	(16,983,200)	-
Accumulated losses	(65,340,421)	1,273,740	(64,066,681)
Total equity	125,125,875	(15,709,460)	109,416,415
Derivative warrant liability	-	15,709,460	15,709,460
Current liabilities	79,327,435	15,709,460	95,036,895
Total liabilities	182,126,585	15,709,460	197,836,045

2.2	BASIS OF PREPARATION

The interim condensed consolidated financial statements for the six-month period ended 30 June 2020 have been prepared in accordance with International Accounting Standard 34 (“IAS 34”) Interim Financial Reporting.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual restated consolidated financial statements as at 31 December 2019.

These interim condensed consolidated financial statements are presented in United States dollars (“USD”) which is the functional and presentation currency of the Group.

The interim condensed consolidated financial statements are prepared under the historical cost convention, except for re-measurement at fair value of derivative financial instruments and warrant liability.

2.3	GOING CONCERN

During the period, the Group defaulted on its commitments under its term loans and was not in compliance with its debt covenants, including the debt service coverage ratio contained in the Group’s loan agreement. Even though the lender did not declare an event of default under the loan agreements, these breaches constituted events of default and could have resulted in the lender requiring immediate repayment of the loans.

On 15 June 2020, the Group entered into an agreement with its lender to amend its Phase I Financing Facilities (note 9). The Group will have to pay principal and accrued interest of USD 8.8 million in 2020 which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,000. Term loan (1) and Term loan (2) are now payable in 46 and 16 instalments respectively starting 30 June 2020 with final maturity on 31 July 2030 and 31 July 2023, respectively. Subsequent to this amendment, the Group has paid USD 6.8 million as per the revised repayment schedule. At 30 June 2020, the Group’s current liabilities exceeded its current assets by USD 83 million.

During 2018, the Group signed a sales agreement for phase 2 to provide storage and ancillary services to an international commodity trading company, which was novated to a new party in 2019. Phase 2 operations are scheduled to start in fourth quarter of 2020 and management expects this will generate significant operating cash flows.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

2.3	GOING CONCERN (continued)

In September 2020, BPGIC FZE issued bonds of USD 200 million to private investors with a face value of USD 1 with an issue price of USD 0.95. The bonds bear interest at 8.5% per annum to be paid along with the installments. The proceeds will be used to fund phase II and settle off the outstanding term loans with balance (if any) to be used towards working capital (note 15). At the date of authorization of the interim condensed consolidated financial statements, the proceeds of the bonds have been released and accordingly the outstanding payables to phase II contractor and term loans have been fully settled.

In view of the above, the financial statements have been prepared assuming that the Group will continue as a going concern. Accordingly, the interim condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, the amounts and classification of liabilities, or any other adjustments that might result in the event the Group is unable to continue as a going concern.

2.4	CHANGES IN ACCOUNTING POLICIES AND DISCLOSURES New and amended standards and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual restated consolidated financial statements for the year ended 31 December 2019, except for the adoption of new standards effective as of 1 January 2020. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective. Several amendments apply for the first time in 2020, but do not have a significant impact on the interim condensed consolidated financial statements of the Group.

●	Amendments to IFRS 3: Definition of a Business;
●	Amendments to IFRS 7, IFRS 9 and IAS 39: Interest Rate Benchmark Reform;
●	Amendments to IAS 1 and IAS 8: Definition of Material; and
●	Conceptual Framework for Financial Reporting issued.

2.5	SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of the interim condensed consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and reported amounts of financial assets and liabilities and the disclosure of contingent liabilities. These judgments, estimates and assumptions also affect the revenue, expenses and provisions as well as fair value changes. Actual results may differ from these estimates.

In preparing these interim condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the preparation of the Group’s restated consolidated financial statements as at and for the year ended 31 December 2019.

2.6	RISK MANAGEMENT

The Group’s risk management objectives, policies and procedures are consistent with those disclosed in the Group’s restated consolidated financial statements as at and for the year ended 31 December 2019.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

3	REVENUE

	Six-month	Six-month
	period ended	period ended
	30 June	30 June
	2020	2019
	USD	USD
Revenue recognised under IFRS 16
Fixed consideration – leasing component	4,565,292	8,423,241

Revenue recognised under IFRS 15
Fixed consideration – service component	7,551,956	3,556,479
Ancillary services	10,776,627	10,062,967

	18,328,583	13,619,446

Total revenue	22,893,875	22,042,687

The Group has only one segment at the reporting date. Revenue generation from leasing of storage capacity of tanks and other ancillary services started in December 2017. The Group had only one customer, Al Brooge International Advisory LLC, since the inception of the operations in 2017 and as such all revenues had been derived from that customer till April 2020. In May 2020, the customer agreed to release 129,000 m3 of the Phase I capacity, amounting to approximately one third of the total Phase I capacity, back to BPGIC. BPGIC leased this capacity to Totsa Total Oil Trading SA (the “Super Major”), for a six-month period (the “Super Major Agreement”) subject to renewal for an additional six-month period with the mutual agreement of the parties. On expiration of the agreement, BPGIC has to return back 129,000 m3 to BIA. During the period when the substantially the entire capacity is not leased to a single customer, the arrangement does not meet the definition of a lease under IFRS 16. Accordingly, the revenue relating to that period is classified under IFRS 15 as service revenue.

Cyclicality of operations

The revenues of the Group mainly comprise of fixed fees for storage and related services and variable fees for ancillary services provided under a long-term contract with its major customer. Accordingly, there is no cyclicality in the Group’s operations.

Group as lessor

Future storage fee income to be received by the Group under the off-take agreement based on projected storage availability are as follows:

	Six-month period ended	Six-month period ended
	30 June 2020	30 June 2019
Within one year	17,509,440	23,959,440
After one year but not more than 5 years	49,915,500	59,898,600

	67,424,940	83,858,040

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

4	PROPERTY, PLANT AND EQUIPMENT

	Buildings	Tanks	Installations	Other equipment	Right-of-use asset (land)	Capital work in progress	Total
	USD	USD	USD	USD	USD	USD	USD
2020
Cost:
At 1 January 2020	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918
Additions	-	-	-	30,545	-	36,430,621	36,461,166
At 30 June 2020	28,037,886	76,100,795	65,878,129	249,372	27,540,969	116,378,933	314,186,084
Depreciation:
At 1 January 2020	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330
Charge for the period	560,759	782,707	1,394,779	24,078	229,508	-	2,991,831
At 30 June 2020	2,932,840	4,094,851	7,373,115	103,751	2,983,604	-	17,488,161
Net carrying amount:
At 30 June 2020	25,105,046	72,005,944	58,505,014	145,621	24,557,365	116,378,933	296,697,923

2019
Cost:
At 1 January 2019	28,037,886	76,100,795	65,868,246	213,843	27,540,969	8,344,847	206,106,586
Additions	-	-	9,883	4,984	-	71,603,465	71,618,332
At 31 December 2019	28,037,886	76,100,795	65,878,129	218,827	27,540,969	79,948,312	277,724,918
Depreciation:
At 1 January 2019	1,250,566	1,746,725	3,148,665	36,436	2,295,080	-	8,477,472
Charge for the year	1,121,515	1,565,419	2,829,671	43,237	459,016	-	6,018,858
At 31 December 2019	2,372,081	3,312,144	5,978,336	79,673	2,754,096	-	14,496,330
Net carrying amount:
At 31 December 2019	25,665,805	72,788,651	59,899,793	139,154	24,786,873	79,948,312	263,228,588

Capital work in progress at 30 June 2020 includes total amount capitalized relating to the construction of phase 2 and includes an amount of USD 742,488 (31 December 2019: USD 1,458,069) related to finance charge on lease liability and an amount of USD 116,558 (31 December 2019: USD 233,113) related to depreciation charge on right-of-use asset capitalised.

The capitalized borrowing costs have been included under “additions” in the table above. The capitalisation rate used to determine these finance costs was 5.58%. (December 2019: 6.1%) per annum.

Tanks and related assets with a carrying value of USD 155,761,625 (31 December 2019: USD 158,493,403) are mortgaged as security against loans obtained in 2014 and 2017 (note 9). Further, as security against the term loan (2), a step-in right to use the leased land, has been provided to the commercial bank.

The depreciation charge for the year is allocated to the interim condensed consolidated statement of comprehensive income (within profit and loss) and capitalized as part of capital work in progress as follows:

	Six-month period ended	Six-month period ended
	30 June	30 June
	2020	2019
	USD	USD
Direct costs	2,875,273	2,899,881
Property, plant and equipment	116,558	109,256
	2,991,831	3,009,137

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

5	CASH AND CASH EQUIVALENTS

	At 30 June	At 31 December
	2020	2019
	USD	USD

Cash and cash equivalents	1,093,883	19,830,771

The Group has no restricted cash balances.

Significant non-cash transactions, which have been excluded from the interim condensed consolidated statement of cash flows, are as follows:

	Six month period ended	Six month period ended
	30 June	30 June
	2020	2019
	USD	USD

Capital accruals	7,706,995	7,673,509

6	ISSUED CAPITAL AND RESERVES

	At 30 June 2020 No. of shares	At 31 December 2019 No. of shares
Authorized
Ordinary shares	450,000,000	450,000,000

At BPGIC FZE
	No. of shares		USD

At 1 January 2019	100		1,361,285

At Brooge Energy Limited

At inception	1		n.m.*
Conversion of 100 BPGIZ FZE ordinary shares at 1 for 1 million to the legal acquirer, Brooge Energy (note 14)	80,000,000	**	8,000

Cash election	(1,281,965)		(128)
Changes in share capital due to business combination (note 14)	9,347,219	**	932

At 31 December 2019	88,065,254		8,804

Changes in share capital due to business combination	(30,000)		(3)

Conversion of 100 warrants into ordinary shares at 1 for 1	100		0.01

At 30 June 2020	88,035,354		8,801

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

6	ISSUED CAPITAL AND RESERVES (continued)

* not meaningful

**Ordinary shares held in escrow (20,000,000 shares held by BPGIC and 1,552,000 shares held by the original founders of Twelve Seas) have been excluded from the share capital in the table above. Additional information on escrow shares is included in note 14.

Share premium	USD

At 1 January 2019	-
Reverse acquisition adjustment	1,353,285
Ordinary shares issued on merger with Twelve Seas	114,022,421
Cash election	(13,599,872)

At 31 December 2019	101,775,834
Conversion of 100 warrants in ordinary shares at 1 for 1	1,224
At 30 June 2020	101,777,058

7	DERIVATIVE WARRANT LIABILITY

In connection with the completion of the business combination on 20 December 2019, each of Twelve Sea’s 21,229,000 outstanding warrants were converted into the Group’s warrants at 1:1 ratio. The warrants allow the holder to subscribe for the ordinary shares of the Company at 1:1 basis at an exercise price of USD 11.50. The warrants shall lapse and expire after five years from the closing of the business combination. The warrant holders may elect, if the Group does not have an effective registration statement registering the warrant shares, to elect for a cashless exercise option to receive variable number of ordinary shares.

In accordance with IAS 32, a contract to issue a variable number of shares fails to meet the definition of equity and must instead be classified as a derivative liability and measured at fair value with changes in fair value recognised in the consolidated statements of comprehensive income at each reporting date. The derivative warrant liability will ultimately be converted into the Group’s equity (ordinary shares) when the warrants are exercised, or will be extinguished on the expiry of the outstanding warrants, and will not result in the outlay of any cash by the Group.

	No. of warrants	USD

At 1 January 2020 (restated)	21,229,000	15,709,460
Conversion to equity (ordinary shares) upon exercise of warrants	100	74
Revaluation of derivative warrant liability	-	(5,307,225)
At 30 June 2020	21,228,900	10,402,161

At 30 June 2020, the Group recorded a derivative warrant liability of USD 10,402,161 (31 December 2019: USD 15,709,460) which resulted in a gain on revaluation of derivative warrant liability for the six-month period ended 30 June 2020 of USD 5,307,225 (30 June 2019: nil).

8	GENERAL RESERVE

As required by the Articles of Association of BPGIC FZE, 10% of the profit for the year must be transferred to the general reserve. The subsidiary has resolved to discontinue such annual transfers as the reserve has reached 50% of the subsidiary’s issued share capital. The general reserve is not available for distribution to the shareholders.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

9	TERM LOANS

			At 30 June 2020	At 31 December 2019
	Interest rate	Maturity	USD	USD
Non-current
Term loan (1)	6 month EIBOR + 4% margin [minimum 5%]	2030	64,829,504	68,271,743
Term loan (2)	3 month EIBOR + 4% margin [minimum 5%]	2023	4,820,084	5,889,207
			69,649,588	74,160,950
Current
Term loan (1)	6 month EIBOR + 4% margin [minimum 5%]		12,687,130	10,135,939
Term loan (2)	3 month EIBOR + 4% margin [minimum 5%]		2,613,859	2,138,248
Promissory notes			1,500,000	2,265,000
			16,800,989	14,539,187

Term loan 1

In 2014, the Group obtained term loan facility (1) amounting to USD 84,595,154 (equivalent to U.A.E Dirhams (“AED”) 310,718,000) from a commercial bank in the UAE to partially finance the construction of phase 1 (14 oil storage tanks in Fujairah). During the period, the Group has not drawn down any amounts (December 2019: nil) from this facility. The loan was repayable in 48 quarterly instalments, commencing 27 months after the start of the construction with final maturity not exceeding 31 March 2028 and is stated net of prepaid finance cost of USD 468,933 (December 2019: USD 499,158). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

In 2018, the Group entered into an agreement to amend term loan facility (1). As a result of this amendment the loan was repayable in 48 quarterly instalments starting October 2018 with final maturity in July 2030. The loan carries interest at 3 month EIBOR + 3% as compared to interest at 6 month EIBOR + 3.5% previously.

On 10 September 2019, the Group entered into an agreement with the bank to again amend term loan facility (1). The loan was payable in 45 instalments starting 31 October 2019 with final maturity on 30 July 2030. One of the instalments included a one-time lump sum repayment of USD 5,729,418 which represented the cumulative instalments including interest outstanding from periods prior to this amended agreement of USD 5,494,063 and an amendment fee of USD 235,355.

On 30 December 2019, the Group entered into an amendment for term loan facility (1). The loan is now payable in 44 instalments starting 31 January 2020 with final maturity on 30 July 2030. One of the instalments includes a one- time lump sum repayment of USD 6,612,194, which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement of USD 6,520,130 and an amendment fee of USD 92,064.

On 15 June 2020, the Group entered into another amendment for term loan facility (1). The loan is now payable in 46 instalments starting 30 June 2020 with final maturity on 31 July 2030. First six instalments includes a time lump sum repayment of USD 8,363,539, which represents the cumulative instalments including interest outstanding from periods prior to this amended agreement and an amendment fee of USD 136,128. The loan carries interest at 6 month EIBOR + 4% [minimum 5%] and it will be further enhanced to 6 month EIBOR + 4.5% [minimum 5%] starting from January 2021 as compared to interest at 3 month EIBOR + 3% previously.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

9	TERM LOANS (continued)

Term loan 2

During 2017, the Group obtained an additional term loan facility (2) of USD 11,108,086 (AED 40,800,000) from a commercial bank in the UAE for the construction of an administrative building in Fujairah. The loan was repayable in 20 quarterly instalments starting after a 6 months grace period commencing in April 2017 and is stated net of prepaid finance cost of USD 49,564 (December 2019: USD 58,578). The interest is due on a quarterly basis from the loan drawdown date. The loan was drawn down in AED.

During the year 2018, the Group entered into an agreement to amend term loan facility (2). The loan was repayable in 20 quarterly instalments starting October 2018 with final maturity in July 2023.The loan carried interest at 3 month EIBOR + 3% as compared to interest at 3 month EIBOR + 3.5% previously.

Term loan (2) was not amended as part of the 10 September 2019 and 30 December agreements to amend loan (1). In 2019, the Group repaid all instalments due in accordance with the repayment schedule.

On 15 June 2020, the Group entered into another amendment by revoking the previous amendment for term loan facility (2). The loan is now payable in 16 instalments starting 30 June 2020 with final maturity on 31 July 2030. Three instalments from last amendment are now payable in 5 instalments starting from Aug 2020 till 31 December 2020. The loan carries interest at 3 month EIBOR + 4% [minimum 5%] and it will be further enhanced to 3 month EIBOR + 4.5% [minimum 5%] starting from January 2021 as compared to interest at 3 month EIBOR + 3% previously.

Term loans 1 and 2

The term loans are secured by a mortgage on the tanks and the office/administration building, step-in right to the leased land and assignment of insurance policies.

Under the term loan facility agreements, the Group is subject to certain covenants requiring amongst other things, the maintenance of:

(i)	a minimum debt service coverage ratio of 150% at all times and if the ratio decreases to 120% or less, it results in an event of default; the debt service coverage ratio (DSCR) is defined as net operating income divided by total debt service and;
(ii)	an amount equivalent to one quarterly instalment including interest in a debt service reserve account at all times.

Under the amended agreement signed on 15 June 2020, the maintenance of first covenant is required to be complied from 31 December 2020 and second covenant is required to be complied from 31 October 2020. As of 30 June 2020, the Group was in compliance with its commitments under the loan agreements and has accordingly classified the balance between current and non-current liability based on the loan agreements in effect at 30 June 2020.

Term loan 4

In 2018, the Group obtained a new facility from a commercial bank in the UAE amounting to USD 95,290,000 (AED 350,000,000) to finance the construction of phase 2. The new facility carries interest at 3 month EIBOR + 3% margin and is repayable in 17 bi-annual instalments commencing 6 months after the date of completion of phase 2.

The term loan facility (4) is secured by a mortgage on the phase 2 storage tanks, step-in right to the leased land and assignment of the proceeds from operation of the tanks and insurance policies.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

9	TERM LOANS (continued)

Term loan 4 (continued)

Under the term loan facility agreement, the Group is subject to certain covenants requiring amongst other things, the maintenance of (i) a minimum facility service coverage ratio of 1.25:1, (ii) a participations to value ratio not exceeding 1.50:1 at all times, (iii) a participations to cost ratio not exceeding 57% at any date, and (iv) an amount equivalent to one instalment including interest in a facility service reserve account at all times or in the event of an initial public offering, the amount should be equivalent to the next two instalments including interest.

The term loan facility (4) agreement includes an initial condition precedent that requires evidence of initial equity contribution by the Group towards the phase 2 storage tanks before the loan facility can be utilised. The Group has not made any drawdowns on the term loan facility (4) as of the date of issuance of these interim condensed consolidated financial statements.

The term loans are repayable as follows:

	At 30 June 2020	At 31 December 2019
	USD	USD

Payable within 1 year	16,861,808	14,541,774
Payable within 1 and 2 years	9,216,441	9,216,973
Payable within 2 and 5 years	23,868,833	24,948,779
Payable after 5 years	37,021,992	40,550,347
	86,969,074	89,257,873

Promissory notes

Pursuant to the Business Combination Agreement, on December 20, 2019, Twelve Seas, Early Bird Capital (EBC), and the Company entered into the Business Combination Marketing Agreement Fee Amendment (the “BCMA Fee Amendment”) whereby the Company became party to the Business Combination Marketing Agreement solely with respect to the provision relating to EBC’s fees and EBC’s fees were amended. Pursuant to the Business Combination Marketing Agreement, as amended by the BCMA Fee Amendment, EBC received as full payment for any and all fees under the Business Combination Marketing Agreement, a cash fee equal to USD 3.0 million and a USD 1.5 million non-interest bearing promissory note of the Company due and payable on the earlier of (i) the first anniversary of the Closing and (ii) the consummation by the Company of a follow-on securities offering. In case of default, the promissory note would bear interest at the rate of 10% per annum.

10	LEASE LIABILITY

During 2013, the Group entered into a land lease agreement with the Municipality of Fujairah for a period of 30 years, extendable for another 30 years at the option of the Group. The Group has concluded that they have the right-to-use of the asset and accordingly, recorded a lease liability as per the requirements of IFRS 16. Given the use of the land, it is reasonably certain that the Group will continue to lease the land till the end of the lease period (i.e. 60 years) and accordingly the below lease rentals cover a period up to 60 years discounted at the rate of 9.5% as an incremental borrowing rate for the Group. Annual lease rental is increased by 2% on an annual basis as per the agreement.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

10	LEASE LIABILITY (continued)

Changes in the lease liability are as follows:

	At 30 June 2020	At 31 December 2019
	USD	USD

At 1 January	30,779,137	30,221,425
Interest charge	1,462,009	2,871,035
Amount paid during the period / year	-	(2,313,323)

At 30 June / 31 December	32,241,146	30,779,137

The lease liability is classified in the interim condensed consolidated statement of financial position as follows:

	At 30 June	At 31 December
	2020	2019
	USD	USD

Current	3,356,221	2,154,878
Non-current	28,884,925	28,624,259

	32,241,146	30,779,137

The maturity of the lease liability is as follows:

	Lease payments		Present value of minimum lease payments
	At 30 June	At 31 December	At 30 June	At 31 December
	2020	2019	2020	2019
	USD	USD	USD	USD
Not later than one year	3,562,981	2,359,590	3,356,221	2,154,877
Later than one year and not later than five years	10,019,008	9,919,810	7,313,652	7,241,240
Later than five years	212,167,199	213,469,800	21,571,273	21,383,020

	225,749,188	225,749,200	32,241,146	30,779,137
Finance costs	(193,508,042)	(194,970,063)	-	-

Present value of minimum lease payments	32,241,146	30,779,137	32,241,146	30,779,137

Additional information relating to the right of use asset and Group’s lease is provided in note 4.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

11	RELATED PARTY TRANSACTIONS AND BALANCES

In 2019, the board of directors adopted code of ethics and business conduct that requires it, and its directors, officers and employees to avoid conflicts of interest, such as related party transactions, unless specifically authorized. The board of directors also adopted a related party transaction policy to govern the procedures for evaluation and authorization of related party transactions. Related party transactions, which require approval of the audit committee, are defined as any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which (i) the Group is or will be a participant, (ii) the aggregate amount involved will or may be expected to exceed USD 120,000 in any fiscal year, and (iii) any related party has or will have a direct or indirect interest. This also includes any material amendment or modification to an existing related party transaction.

The audit committee is responsible for reviewing and approving related party transactions to the extent the Group contemplates engaging in such a transaction. The audit committee will review all of the relevant facts and circumstances of all related party transactions that require its approval and either approve or disapprove of the entry into the related party transaction. The audit committee will approve the related party transaction only if it determines in good faith that, under all of the circumstances, the transaction is in the best interests of the Group and its shareholders. The audit committee, in its sole discretion, will impose such conditions as it deems appropriate on the Group or the related party in connection with the approval of the related party transaction. No director will be permitted to participate in the discussions or approval of a transaction in which he or she is a related party, but that director will be required to provide all material information concerning the related party transaction to the audit committee.

Transactions with related parties

Movements in shareholders’ account are as follows:

	Six-month period ended	Six-month period ended
	30 June	30 June
	2020	2019
	USD	USD
Contributions by the shareholders	-	75,238,701
Amounts paid on behalf of the Group by the shareholders*	-	882,296
Amounts paid by the Group on behalf of the shareholders	-	(765,477)
Distributions to shareholders	-	(42,709,341)

	-	32,646,179

These amounts are repayable at the discretion of the Board of Directors of the Group and are interest free, therefore classified as part of equity.

*	These include expenses paid on behalf of the Group which includes other operational expenses paid by the shareholders on behalf of the Group.

Changes in shareholders’ account are as follows:

	At 30 June 2020	At 31 December 2019
	USD	USD

At 1 January	71,017,815	47,717,763
Net contributions during the period / year	-	23,300,052

At 31 December	71,017,815	71,017,815

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

11	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

Movements in other related parties are as follows:

	At 30 June	At 31 December
	2020	2019
	USD	USD

Expenses paid on behalf of related parties	406,289	57,550

Due from related parties:
BPGIC Holdings (shareholder)	402,764	-
HBS Investments LP (shareholder)	13,388	13,388
H Capital International LP (shareholder)	12,884	11,056
O2 Investments Limited as GP (shareholder)	6,748	6,181
SBD International LP (shareholder)	13,760	13,760
SD Holding Limited as GP (shareholder)	7,295	6,984
Gyan Investments Ltd (shareholder)	7,000	6,181

	463,839	57,550

Key management remuneration for the year ended 30 June 2020 amounted to USD 546,355 (30 June 2019: USD 329,554), charged to interim condensed consolidated statement of comprehensive income (within profit and loss). The full amount of the key management remuneration relates to short term employment benefits.

12	COMMITMENTS

	At 30 June	At 31 December
	2020	2019
	USD	USD

Capital commitments:
Within one year	42,888,191	79,334,742
More than 1 year and less than 5 years	-	-

	42,888,191	79,334,742

Capital commitments relate to construction of phase 2 which is expected to be completed by the end of last quarter of 2020.

13	FAIR VALUE OF FINANCIAL INSTRUMENTS

Management considers that the fair value of financial assets and financial liabilities in the interim condensed consolidated financial statements approximate their carrying amounts at the reporting date.

Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

13	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

				Total
	Level 1	Level 2	Level 3	fair value
	USD	USD	USD	USD

Liabilities measured at fair value:

30 June 2020
Derivative financial instruments and warrant liability	10,402,161	1,338,491	-	11,740,652

31 December 2019 (Restated)
Derivative financial instruments	15,709,460	1,518,249	-	17,227,709

The fair values of the financial liabilities measured at fair value included in the Level 1 and Level 2 category above, have been determined in accordance with quoted price and generally accepted pricing models based on a discounted cash flow analysis. The models incorporate various inputs including interest rate curves and forward rate curves of the underlying instruments. The fair value of the derivative warrant liability is based the quoted price of the warrants on NASDAQ.

During the period ended 30 June 2020 and 2019, there were no transfers between Level 1 and Level 2 fair value measurements.

14	BUSINESS COMBINATION

In connection with the Business Combination as described in note 1, the following occurred:

Twelve Seas:

●	Each outstanding ordinary share of Twelve Seas has been exchanged for one (1) ordinary share of Brooge Energy.

●	Each outstanding warrant of Twelve Seas has been exchanged for one warrant of Brooge Energy.

●	As part of the Business Combination, 10,869,719 shares were issued to Twelve Seas which included 1.5 million Escrow shares subject to meeting certain financial milestones stated in this note below. Further, 21,229,000 warrants were issued to Twelve Seas in exchange ratio stated above and further details disclosed in note 7.

●	In connection with the closing of the Business Combination, holders of 16,997,181 ordinary shares of Twelve Seas sold in Twelve Seas’s Initial Public Offering (“IPO”) exercised their right to redeem such shares at a price of $10.31 per share, for an aggregate redemption amount of approximately USD 175.36 million.

Brooge Petroleum and Gas Investment Company FZE:

●	Twelve Seas issued a total of 100 million shares (inclusive of 20 million of escrowed shares) to BPGIC in exchange for 100 ordinary shares of BPGIC. All 100 million shares were simultaneously replaced with Brooge Energy shares at the ratio of 1:1.

The fair value of the shares that were swapped between the parties above was based on the closing share price of Brooge Energy’s as traded on NASDAQ on 20 December 2019 which was USD 10.49 per share.

The fair value of the warrants that were swapped between the parties above was based on the closing price of Brooge Energy’s as traded on NASDAQ on 20 December 2019 which was USD 0.80 per warrant.

As part of the above-mentioned business combination, Twelve Seas’ net assets of USD 32.4 million (see below) were assumed by the Company and the issuance of ordinary shares and warrants by the Company was recognised at fair value of USD 131.0 million, with the resulting difference amounting to USD 98.6 million representing the listing expense recognised on the transaction. In addition, the Group incurred other listing expenses such as lawyers and consultants fees of USD 3.1 million, resulting in a total listing expense of USD 101.9 million as reflected in the consolidated statement of comprehensive income for the year ended 31 December 2019.

Brooge Energy Limited

UNAUDITED NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the period ended 30 June 2020

14	BUSINESS COMBINATION (continued)

The net assets of USD 32,383,588 were assumed on 20 December 2019 comprised of:

USD

Cash and cash equivalent	33,064,568
Current assets	84,000
Accounts payable	(765,000)

Shares issued to Twelve Seas as part of the Business Combination included escrow shares of 1,552,000 being 30% of the founder shares which are subject to meeting certain financial milestones as mentioned below. The fair value of the shares in escrow is not materially different from that of the shares which are not in escrow as the rights of these shares are similar to those of “normal ordinary shares” since, management has a reasonable expectation that the subject financial milestones will be met.

The total shares issued by Brooge Energy to BGPIC was 98,718,035 (inclusive of the 20 million shares in escrow) after reduction of 1,281,965 shares due to the 40% cash election exercised by BPGIC. 20,000,000 of the Exchange Shares (“Escrow Property”) otherwise issuable to BPGIC is set aside in escrow until released upon the satisfaction of certain financial milestones and share price targets below:

One-half (½) of the Escrow Property shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA (as defined in the Escrow Agreement) for any full fiscal quarter during the Escrow Period (beginning with the first full fiscal quarter beginning after the Closing) (an “Escrow Quarter”) equals or exceeds USD 175,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $12.50 per share (subject to equitable adjustment) for any ten (10) Trading Days (as defined in the Escrow Agreement) within any twenty (20) Trading Day period during the Escrow Period.

All Escrow Property remaining in the Escrow Account shall become vested and no longer subject to forfeiture, and be released to the seller, in the event that either: (a) the Annualized EBITDA for any Escrow Quarter equals or exceeds $250,000,000 or (b) at any time during the Escrow Period, the closing price of the Brooge Energy ordinary shares equals or exceeds $14.00 per share (subject to equitable adjustment) for any ten (10) Trading Days within any twenty (20) Trading Day period during the Escrow Period.

The same conditions mentioned above applied for the escrow founder shares.

15	SUBSEQUENT EVENTS

In September 2020, BPGIC FZE issued bonds of USD 200 million to private investors with a face value of USD 1 with an issue price of USD 0.95. The principal repayment will be semi-annually starting from November 2021 amounting USD 7 million semi-annual till May 2025 and one bullet repayment of USD 144 million in November 2025. The bonds bear interest at 8.5% per annum to be paid along with the installments. The proceeds are to be used to fund capital project and settle off the term loans with balance (if any) to be used towards working capital. The proceeds of the bonds were drawn down on 13 November 2020 and outstanding term loans were fully settled.

Brooge Energy to Host Financial Results and Shareholder Update Conference Call on Monday, November 30th at 8 a.m. ET

Brooge Energy Limited today issued a press release announcing the submission of its financial results for the six months ended June 30, 2020 to the U.S. Securities and Exchange Commission and that it will host a conference call on Monday, November 30, 2020 at 8 a.m. Eastern time / 5:00 p.m. UAE time to discuss its financial results for the six months ended June 30, 2020 and provide a shareholder update.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated November 27, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: November 27, 2020	By:	/s/ Nicolaas L. Paardenkooper
Name: Nicolaas L. Paardenkooper Title: Chief Executive Officer